Spartan Acquisition Corp. II

9 West 57th Street, 43rd Floor

New York, NY 10019

June 14, 2021

Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F Street, N.E.,

Washington, D.C. 20549-3561

Re:	Spartan Acquisition Corp. II Amendment No. 2 to Registration Statement on Form S-4 Filed June 1, 2021 File No. 333-254589

Ladies and Gentlemen:

Set forth below is the response of Spartan Acquisition Corp. II (the “Company,” “Spartan,” “we,” “us” or “our”) to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Amendment No. 2 to Registration Statement on Form S-4, File No. 333-254589, filed with the Commission on June 1, 2021 (the “Amended Registration Statement”).

All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Securities and Exchange Commission

June 14, 2021

Oral Comment to Registration Statement

1.	On June 14, 2021, in a telephone conversation with the Staff, the Staff noted that the Amended Registration Statement contains a reference, contained in the risk factor appearing on page 45 under the heading “Restrictive covenants in certain of Sunlight’s debt agreements could limit its growth and its ability to finance its operations, fund its capital needs, respond to changing conditions and engage in other business activities that may be in Sunlight’s best interests.”, to Sunlight’s current corporate debt facility that was to expire in May 2021.

RESPONSE: We have reviewed the risk factor under the heading “Restrictive covenants in certain of Sunlight’s debt agreements could limit its growth and its ability to finance its operations, fund its capital needs, respond to changing conditions and engage in other business activities that may be in Sunlight’s best interests.” and have determined that the last paragraph, referencing the potential expiration of Sunlight’s corporate debt facility, should have been deleted. Sunlight replaced that debt facility in April 2021, as described on page 188 of the Amended Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sunlight—Liquidity and Capital Resources.”

We have determined that the risk factor referenced above will be accurate with the deletion of the last paragraph thereof. We propose to delete that paragraph in the final prospectus which we will file following effectiveness of the Registration Statement on Form S-4.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Sincerely,

Spartan Acquisition Corp. II

By:	/s/Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer and Chairman

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.
John Kupiec, Vinson & Elkins L.L.P.
Crosby Scofield, Vinson & Elkins L.L.P.
Matthew Potere, Sunlight Financial LLC
G. Michael O’Leary, Hunton Andrews Kurth LLP
Taylor E. Landry, Hunton Andrews Kurth LLP